UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2026

Joe Vernachio
Chief Executive Officer
Allbirds, Inc.
530 Washington St.
San Francisco, CA 94111

Re: Allbirds, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2026
File No. 001-40963

Dear Joe Vernachio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Amy Bowler